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                               Kinder Morgan, Inc.
                            1301 McKinney, Suite 3400
                              Houston, Texas 77010


                                  July 27, 1999



Securities and Exchange Commission         Via EDGAR Correspondence Filing
450 Fifth Street, N.W.                     and Facsimile
Washington, D.C.  20549
Attn:    Mr. Russell Brenner
         Mail Stop 4-5

Re:      Withdrawal of Kinder Morgan Inc. Registration Statements:
         Form S-1, dated May 10, 1999, as amended (No. 333-78165)
         Form 8-A (No. 001-15121) (relating to Common Stock)
         Form 8-A (No. 001-15121) (relating to Preferred Stock Purchase Rights)

Ladies and Gentlemen:

On Friday, July 9, 1999, Kinder Morgan, Inc. (the "Company") announced its acquisition by K N Energy, Inc. Due to the impending acquisition of the Company, the Company has terminated its plans to pursue an initial public offering of the Company's common stock.

Therefore, we respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration statements listed above, pursuant to Rule 477 promulgated under Regulation C of the Securities Act of 1933, as amended. If the Staff of the Commission has any questions, please call our counsel, David Ronn of Bracewell & Patterson, L.L.P. at (713) 221-1352. Thank you.



                                           Very truly yours,

                                           KINDER MORGAN, INC.


                                           By: /s/ William V. Morgan
                                               ---------------------------------
                                               William V. Morgan
                                               President

cc:      Mr. David L. Ronn
         Bracewell & Patterson, L.L.P.

         Mr. Michael Rosenwasser
         Andrews & Kurth, L.L.P.